Exhibit 99.1

225 Promenade du Centropolis, Suite 200	Tel. : +1 450-687-2262
Laval, Québec, Canada H7T 0B3	Fax : +1 450-687-2272
www.neptunebiotech.com	Toll-free (Canada-USA) 1-888-664-9166

VIA SEDAR

February 11, 2010

Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Subject :

Neptune Technologies & Bioressources inc. (the « Company »)
Report of voting results pursuant to section 11.3 of the National Instrument 51-102
- Continuous Disclosure Obligations (« NI 51-102 »)

Following the Annual General and Special Meeting of shareholders of the Company held on June 9 2009 (the’« meeting »), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the matters voted upon at the Meeting and the voting results. Reference is made to the Management Information Circular of the Company dated April 29, 2009 (the « Circular »). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 15 143 751 Common Shares, or 40.15% of the 37 720 521 shares outstanding on May 5, 2009, the record date for the Meeting.

Election of Directors

The nominees proposed by management of the Company in the Circular were elected on a show of hands as directors of the Company for the ensuing year or until their successors are elected or appointed. The proxies received represented 97.31% of the votes cast "for".

Appointment of Auditors

KMPG LLP were appointed as auditors of the Company for the ensuing year on a show of hands by a majority of shareholders present or represented by proxies at the Meeting, and the board of directors was authorized to fix the auditors’ remuneration. The proxies received represented 98.24% of the votes cast "for".

Reception of the Financial Statements of the Company

By a show of hands, the majority of shareholders present or represented by proxies at the Meeting approved receipt of the financial statements of the Company for the nine-month fiscal period ended February 28, 2009 and the auditors' report thereon. The proxies received represented 99.74% of the votes cast "for".

Approval of the grant of a consideration by the Company in favour of certain of its insiders

By a show of hands, the majority of shareholders present or represented by proxies at the Meeting approved the grant of a consideration by the Company in favour of certain of its insiders, corresponding to the transfer of warrants issued to the Company by Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"); The proxies received represented 96.26% of the votes cast "for".

Ratification and approval of the Board of Directors’ approval of the adoption of the stock option plan for Acasti

By a show of hands, the majority of shareholders present or represented by proxies at the Meeting, approved and ratified the adoption of the stock option plan for Acasti approved by the Board of Directors of Acasti on October 8, 2008 as amended and restated as of April 29, 2009 (the "Acasti Stock Option Plan"); The proxies received represented 95.60% of votes cast "for".

Ratification and approval of the grant of options by Acasti in favour of certain of its insiders

By a show of hands, the majority of shareholders present or represented by proxies at the Meeting approved and ratified the grant of options by Acasti in favour of certain of its insiders under the Acasti Stock Option Plan; The proxies received represented 95.60% of votes cast "for".

Approval of the settlement of amounts owed to Gestion Harland Inc.

By a show of hands, the majority of shareholders present or represented by proxies at the Meeting approved the settlement of amounts owed to Gestion Harland Inc. in relation to an agreement signed between the Company and Gestion Harland Inc. in 2001 through the issuance of shares and of warrants of Acasti and NeuroBioPharm. The proxies received represented 97.35% of proxies voting "for".

February 11, 2010

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(s) Henri Harland
Henri Harland
Corporate Secretary